As filed with the Securities and Exchange Commission on January 4, 2019

1933 Act File No. 333-226302

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT of 1933 ☐
PRE-EFFECTIVE AMENDMENT NO. ____ ☐
POST-EFFECTIVE AMENDMENT NO. 1 ☒

EATON VANCE CALIFORNIA MUNICIPAL BOND FUND
(Exact Name of Registrant as Specified in Charter)

Two International Place, Boston, Massachusetts 02110
(Address of Principal Executive Offices)

(617) 672-8305
(Registrant’s Telephone Number)

MAUREEN A. GEMMA
Two International Place, Boston, Massachusetts 02110
(Name and Address of Agent for Service)

EXPLANATORY NOTE

The Joint Prospectus/Proxy Statement and Statement of Additional Information, each in the form filed on September 19, 2018 on Form N-14 8C/A (File No. 333-226302), are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibits 4 and 12 to this Registration Statement, the Agreement and Plan of Reorganization and the tax opinion of Ropes & Gray LLP, special U.S. federal income tax counsel for the Registrant.

PART C

OTHER INFORMATION

Item 15.	Indemnification

Article IV of the Registrant’s Agreement and Declaration of Trust permits Trustee and officer indemnification by By-Law, contract and vote or other action. Article XI of the Registrant’s By-Laws contains indemnification provisions.

The Registrant’s Trustees and officers are insured under a standard mutual fund errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their capacities as such.

The advisory agreement of the Registrant provides the investment adviser limitation of liability to the Trust and its shareholders in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties under the agreement.

Item 16.	Exhibits

(1)	(a)

Agreement and Declaration of Trust dated July 8, 2002 is incorporated herein by reference to the Registrant’s initial Registration Statement on Form N-2 (File Nos. 333-92202 and 811-21147) as to the Registrant’s common shares of beneficial interest (“Common Shares”) filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2002 (Accession No. 0000898432-02-000465) (“Initial Common Shares Registration Statement”).

	(b)	Amendment to the Declaration of Trust dated August 11, 2008 filed as Exhibit (1)(b) to the Registrant’s Form N-14 filed on July 23, 2018 (Accession No. 0000940394-18-001380).
	(c)	Amendment to the Declaration of Trust dated February 1, 2010 filed as Exhibit (1)(c) to the Registrant’s Form N-14 filed on July 23, 2018 (Accession No. 0000940394-18-001380).
(2)	(a)	Amended and Restated By-Laws dated April 23, 2012 filed as Exhibit (2)(a) to the Registrant’s Form N-14 filed on July 23, 2018 (Accession No. 0000940394-18-001380).
(3)		Not applicable.
(4)		Agreement and Plan of Reorganization – filed herewith.
(5)	(a)	Form of Specimen Certificate for Common Shares of Beneficial Interest incorporated herein by reference to Initial Common Shares Registration Statement.
C-2

(6)	(a)

Investment Advisory Agreement dated July 25, 2002 is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registrant's Common Shares Registration Statement filed with the Commission on July 26, 2002 (Accession No. 0000950135-02-003434) ("Initial Common Shares Registration Statement Pre-Effective Amendment No. 1").

	(b)	Fee Reduction Agreement dated August 11, 2008 filed as Exhibit (6)(b) to the Registrant’s Form N-14 filed on July 23, 2018 (Accession No. 0000940394-18-001380).
	(c)	Fee Reduction Agreement dated May 1, 2013 filed as Exhibit (6)(c) to the Registrant’s Form N-14 filed on July 23, 2018 (Accession No. 0000940394-18-001380).
(7)	(a)

Form of Underwriting Agreement as to Registrant's Common Shares is incorporated herein by reference to Initial Common Shares Registration Statement Pre-Effective Amendment No. 3 filed with the Commission on August 27, 2002 (Accession No.0000950135-02-003951) ("Initial Common Shares Registration Statement Pre-Effective Amendment No. 3").

	(b)	Form of Master Agreement Among Underwriters as to Registrant's Common Shares is incorporated herein by reference to Initial Common Shares Registration Statement Pre-Effective Amendment No. 3.
	(c)	Form of Master Selected Dealers Agreement as to Registrant's Common Shares is incorporated herein by reference to Initial Common Shares Registration Statement Pre-Effective Amendment No. 3.
(8)		Not Applicable.
(9)	(a)

Amended and Restated Master Custodian Agreement between Eaton Vance Funds and State Street Bank & Trust Company dated September 1, 2013 filed as Exhibit (g)(1) to Post-Effective Amendment No. 211 of Eaton Vance Mutual Funds Trust (File Nos. 002-90946, 811-04015) filed September 24, 2013 (Accession No. 0000940394-13-001073) and incorporated herein by reference.

(b)

Amended and Restated Services Agreement with State Street Bank & Trust Company dated September 1, 2010 filed as Exhibit (g)(2) to Post-Effective Amendment No. 108 of Eaton Vance Special Investment Trust (File Nos. 002-27962, 811-01545) filed September 27, 2010 (Accession No. 0000940394-10-001000) and incorporated herein by reference.

(c)

Amendment Number 1 to Amended and Restated Services Agreement with State Street Bank & Trust Company dated September 1, 2010 filed as Exhibit (g)(3) to Post-Effective Amendment No. 39 of Eaton Vance Municipals Trust II (File Nos. 033-71320, 811-08134) filed May 29, 2012 (Accession No. 0000940394-12-000641) and incorporated herein by reference.

(10)		Not Applicable.
C-3

(11)		Opinion and Consent of Counsel filed as exhibit (11) to the Registrant’s Pre-Effective Amendment No. 1 to Form N-14 filed on September 19, 2018 (Accession No. 0000940394-18-001565).
(12)		Opinion of Ropes & Gray LLP supporting the tax matters discussed in the Proxy Statement/ Prospectus – filed herewith.
(13)	(a)

Transfer Agency and Services Agreement dated April 13, 2017 filed as Exhibit (k)(1) to Pre-Effective Amendment No. 1 of Eaton Vance Floating-Rate 2022 Target Term Trust (File Nos. 333-216805, 811-23240) filed with the Commission on June 28, 2017 (Accession No. 0001193125-17-215501) and incorporated herein by reference.

	(b)	Administration Agreement dated July 25, 2002 is incorporated herein by reference to Initial Common Shares Registration Statement Pre-Effective Amendment No. 1.
	(c)	Letter Agreement with Eaton Vance Management is incorporated herein by reference to Initial Common Shares Registration Statement Pre-Effective Amendment No. 3.
(14)

Consent of Independent Registered Public Accounting Firm filed as exhibit (14) to the Registrant’s Pre-Effective Amendment No. 1 to Form N-14 filed on September 19, 2018 (Accession No. 0000940394-18-001565).

(15)		Not applicable
(16)		Power of Attorney dated October 17, 2017 filed as Exhibit (16) to the Registrant’s Form N-14 filed on July 23, 2018 (Accession No. 0000940394-18-001380).
(17)	(a)	(i)

Eaton Vance California Municipal Bond Fund II Annual Report to Shareholders for the period ended September 30, 2017 is incorporated herein by reference to the Registrant's Form N-CSR filed with the Commission on November 27, 2017 (Accession No. 0001193125-17-352619).

(ii)

Eaton Vance California Municipal Bond Fund Annual Report to Shareholders for the period ended September 30, 2017 is incorporated herein by reference to the Registrant's Form N-CSR filed with the Commission on November 27, 2017 (Accession No. 0001193125-17-352611).

	(b)	(i)

Eaton Vance California Municipal Bond Fund II Semiannual Report to Shareholders for the period ended March 31, 2018 is incorporated herein by reference to the Registrant's Form N-CSRS filed with the Commission on May 25, 2018 (Accession No. 0001193125-18-175384).

(ii)

Eaton Vance California Municipal Bond Fund Semiannual Report to Shareholders for the period ended March 31, 2018 is incorporated herein by reference to the Registrant's Form N-CSRS filed with the Commission on May 25, 2018 (Accession No. 0001193125-18-175364).

C-4

(c)

Form of Proxy previously filed following the Prospectus/Proxy Statement included in the Registrant’s Pre-Effective Amendment No. 1 to Form N-14 filed on September 19, 2018 (Accession No. 0000940394-18-001565).

(d)	Dividend Reinvestment Plan filed as Exhibit (e) is incorporated herein by reference to Initial Common Shares Registration Statement Pre-Effective Amendment No.1.

C-5

Item 17.	Undertakings.

(1)       The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended (the “1933 Act”), the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)       The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

NOTICE

A copy of the Agreement and Declaration of Trust of Eaton Vance California Municipal Bond Fund is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Registrant.

C-6

SIGNATURES

As required by the Securities Act of 1933, as amended (the “1933 Act”), this Registration Statement has been signed on behalf of the Registrant, in the City of Boston, and the Commonwealth of Massachusetts, on the 4th day of January, 2019.

EATON VANCE CALIFORNIA MUNICIPAL BOND FUND

/s/ Payson F. Swaffield

Payson F. Swaffield

President

Pursuant to the requirements of Section 6(a) of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signatures	Title	Date
/s/ Payson F. Swaffield
Payson F. Swaffield	President (Chief Executive Officer)	January 4, 2019

/s/ James F. Kirchner	Treasurer (Principal Financial
James F. Kirchner	and Accounting Officer)	January 4, 2019

Thomas E. Faust Jr.*
Thomas E. Faust Jr.	Trustee	January 4, 2019

Mark R. Fetting*
Mark R. Fetting	Trustee	January 4, 2019

Cynthia E. Frost*
Cynthia E. Frost	Trustee	January 4, 2019

George J. Gorman*
George J. Gorman	Trustee	January 4, 2019

Valerie A. Mosley*
Valerie A. Mosley	Trustee	January 4, 2019

William H. Park*
William H. Park	Trustee	January 4, 2019

Helen Frame Peters*
Helen Frame Peters	Trustee	January 4, 2019

Keith Quinton*
Keith Quinton	Trustee	January 4, 2019

Marcus L. Smith*
Marcus L. Smith	Trustee	January 4, 2019

Susan J. Sutherland*
Susan J. Sutherland	Trustee	January 4, 2019

Scott E. Wennerholm*
Scott E. Wennerholm	Trustee	January 4, 2019

* By: /s/ Maureen A. Gemma
Maureen A. Gemma As Attorney-in-Fact
C-7

EXHIBIT INDEX

The following exhibits are filed as a part of this Registration Statement:

Exhibit Number	Description

(4)	Agreement and Plan of Reorganization
(12)	Opinion of Ropes & Gray LLP supporting the tax matters discussed in the Proxy Statement/ Prospectus

C-8